# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasqal Holding SA, CIK 0002119292
CUSIP: F70289107
Title of class of securities: Ordinary shares, EUR 0.02 par value per share
Address of issuer's principal executive offices: 24, rue Emile Baudot, Palaiseau, France (I0), 91120
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001973206

## Reporting persons
- Quantonation I: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 21,924,691; shared voting power 0; sole dispositive power 21,924,691; shared dispositive power 0; aggregate amount beneficially owned 21,924,691 (10.3% of the class)
  Comment: (1) The percent of class is based upon 212,293,691 ordinary shares of Pasqal Holding SAS (the "Issuer") outstanding as of September 1, 2026, as reported in the Issuer's registration statement on Form F-1 (No. 333-298830), filed with the Securities and Exchange Commission on September 1, 2026.
  
  (2) The reporting person is a French fonds professionnel de capital investissement.
- Quantonation Co-Investment SPV I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 322,853; shared voting power 0; sole dispositive power 322,853; shared dispositive power 0; aggregate amount beneficially owned 322,853 (0.2% of the class)
  Comment: (1) The percent of class is based upon 212,293,691 ordinary shares of the Issuer outstanding as of September 1, 2026, as reported in the Issuer's registration statement on Form F-1 (No. 333-298830), filed with the Securities and Exchange Commission on September 1, 2026.
  
  (2) The reporting person is a limited liability company.
- FPCI Quantonation Co-Investment SPV II: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,200,858; shared voting power 0; sole dispositive power 2,200,858; shared dispositive power 0; aggregate amount beneficially owned 2,200,858 (1% of the class)
  Comment: (1) The percent of class is based upon 212,293,691 ordinary shares of the Issuer outstanding as of September 1, 2026, as reported in the Issuer's registration statement on Form F-1 (No. 333-298830), filed with the Securities and Exchange Commission on September 1, 2026.
  
  (2) The reporting person is a French fonds professionnel de capital investissement.
- Quantonation Ventures SAS: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 24,448,402; shared voting power 0; sole dispositive power 24,448,402; shared dispositive power 0; aggregate amount beneficially owned 24,448,402 (11.5% of the class)
  Comment: (1) The reported share amounts consist of ordinary shares of the Issuer held directly by each of (i) Quantonation I, (ii) Quantonation Co-Investment SPV I, LLC and (iii) FPCI Quantonation Co-Investment SPV II, of which the reporting person is the investment manager and, as a result, may be deemed to have beneficial ownership over the securities held directly thereby.
  (2) The percent of class is based upon 212,293,691 ordinary shares of the Issuer outstanding as of September 1, 2026, as reported in the Issuer's registration statement on Form F-1 (No. 333-298830), filed with the Securities and Exchange Commission on September 1, 2026.
  (3)The reporting person is a French societe par actions simplifiee registered with the Paris Trade and Companies Register under number 849 813 522.

## Item 1. Issuer
Name of issuer: Pasqal Holding SA
Address of issuer's principal executive offices: 24, rue Emile Baudot, Palaiseau, I0 91120

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:

(i) Quantonation I (the "Fund");

(ii) Quantonation Co-Investment SPV I, LLC ("Co-Invest I");

(iii) FCPI Quantonation Co-Investment SPV II ("Co-Invest II"); and

(iv) Quantonation Ventures SAS (the "Investment Manager," and each of the Fund, Co-Invest I, Co-Invest II and the Investment Manager, a "Reporting Person")
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 58, rue d'Hauteville, 75010 Paris.
Citizenship: Quantonation I is a French fonds professionnel de capital investissement, Co-Invest I is a Delaware limited liability company, Co-Invest II is a French fonds professionnel de capital investissement and the Investment Manager is a French societe par actions simplifiee registered with the Paris Trade and Companies Register under number 849 813 522.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Fund is the beneficial owner of 21,924,691 ordinary shares held directly thereby, of which it has sole voting and dispositive power. Co-Invest I is the beneficial owner of 322,853 ordinary shares held directly thereby, of which it has sole voting and dispositive power. Co-Invest II is the beneficial owner of 2,200,858 ordinary shares held directly thereby, of which it has sole voting and dispositive power. The Investment Manager may be deemed to beneficially own the shares owned by each of the Fund, Co-Invest I and Co-Invest II, as the investment manager of each such Reporting Person.
Percent of class:
The Fund: 10.3%
Co-Invest I: 0.2%
Co-Invest II: 1.0%
Investment Manager: 11.5%
Sole power to vote or to direct the vote:
The Fund: 21,924,691
Co-Invest I: 322,853
Co-Invest II: 2,200,858
Investment Manager: 24,448,402
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
The Fund: 21,924,691
Co-Invest I: 322,853
Co-Invest II: 2,200,858
Investment Manager: 24,448,402
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Quantonation I: /s/ Christophe Jurczak, Christophe Jurczak, President of Investment Manager (10/07/2026)
- Quantonation Co-Investment SPV I, LLC: /s/ Christophe Jurczak, Christophe Jurczak, President of Investment Manager (10/07/2026)
- FPCI Quantonation Co-Investment SPV II: /s/ Christophe Jurczak, Christophe Jurczak, President of Investment Manager (10/07/2026)
- Quantonation Ventures SAS: /s/ Christophe Jurczak, Christophe Jurczak, President (10/07/2026)